Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is intended as a summary only. This description is based upon, and is qualified by reference to, our certificate of incorporation, our by-laws and applicable provisions of Delaware corporation law.

Our authorized capital stock consists of 75,000,000 shares of common stock, $0.01 par value per share.

Common Stock

Annual Meeting. Annual meetings of our stockholders are held on the date designated in accordance with our by-laws. Written notice must be mailed to each stockholder entitled to vote not less than ten nor more than 60 days before the date of the meeting. The presence in person or by proxy of the holders of a majority of our issued and outstanding shares entitled to vote at such meeting constitutes a quorum for the transaction of business at meetings of the stockholders. Except as may be otherwise provided by applicable law, our restated certificate of incorporation or our by-laws, all elections shall be decided by a plurality of the votes cast by stockholders entitled to vote in the election. All other matters shall be decided by a majority of the votes cast by stockholders entitled to vote thereon at a duly held meeting of stockholders at which a quorum is present.

Voting Rights. Each holder of common stock is entitled to one vote for each share of stock held on all matters to be voted upon by stockholders.

Dividends. The holders of common stock are entitled to receive dividends when and if declared by the board of directors out of legally available funds, subject to any preferential dividend rights of holders of any preferred stock then outstanding.

Liquidation and Dissolution. If we are liquidated or dissolved, the holders of the common stock will be entitled to share in our assets available for distribution to stockholders in proportion to the amount of common stock they own. The amount available for common stockholders is calculated after payment of creditors and of any preferential liquidation rights of any preferred stock then outstanding.

Other Rights. The holders of our common stock have no right to:

•	convert the stock into any other security;

•	have the stock redeemed;

•	purchase additional stock; or

•	maintain their proportionate ownership interest.

The common stock does not have cumulative voting rights. Holders of shares of our common stock are not required to make additional capital contributions.

Provisions of Our By-laws and Delaware Law That May Have Anti-Takeover Effects

Special Meeting of Stockholders. Our by-laws provide that special meetings of the stockholders may be called for any purpose by our board of directors, the chairman of the board or directors or the president, but such special meetings may not be called by any other person or persons.

Advance Notice Procedures. Our by-laws contain advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before the annual meeting of stockholders. Our by-laws provide that a stockholder must notify us in writing of any stockholder nomination of a director or any business to be brought before an annual meeting by a stockholder not earlier than the 90th day and not later than the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, that if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 60 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of such annual meeting and not later than the later of (x) the 90th day prior to the date of such meeting and (y) the 10th day following the day on which notice of such special meeting was mailed or the day on which public disclosure of the date of such annual meeting, whichever occurs first.

Delaware Business Combination Statute. We are subject to Section 203 of the General Corporation Law of the State of Delaware. Section 203 restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15% or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:

•	a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and

•	any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of our capital stock.

The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

The prohibition against these transactions does not apply if:

•

prior to the time that any stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock, or

•

the interested stockholder owns at least 85% of our outstanding voting stock as a result of a transaction in which such stockholder acquired 15% or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.